(logo) Fidelity InvestmentsR||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	245 Summer Street Boston MA 02210 617-563-7000

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November 27, 2015

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Central Investment Portfolios LLC (The Company):

Fidelity Consumer Discretionary Central Fund
Fidelity Consumer Staples Central Fund
Fidelity Emerging Markets Equity Central Fund
Fidelity Energy Central Fund
Fidelity Financials Central Fund
Fidelity Floating Rate Central Fund
Fidelity Health Care Central Fund
Fidelity High Income Central Fund 1
Fidelity Industrials Central Fund
Fidelity Information Technology Central Fund
Fidelity International Equity Central Fund
Fidelity Materials Central Fund

Fidelity Real Estate Equity Central Fund
Fidelity Telecom Services Central Fund
Fidelity Utilities Central Fund (the funds)

File No. 811-21667
Amendment No. 41

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, and Regulation S-T, transmitted herewith on behalf of the Company is an amendment to the Company’s Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Company.

This filing includes the following items: cover letter, facing page, Part A, Part B, and Part C for the fund(s) referenced above. This year, differences have not been tagged to reflect modifications and editorial changes made since the Part A and Part B were last filed. Blacklined copies of Part A and Part B will be provided under separate cover.

This filing also serves to make other non-material changes.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group